NEWS RELEASE
Kelso Technologies Inc.	October 7, 2025

Kelso Technologies Inc. Announces Change of Auditor

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. (TSX: KLS) ("Kelso" or the "Company") is pleased to announce that is has appointed CBIZ CPAs P.C. ("CBIZ" or "Successor Auditor") as the Company's new public accounting firm, effective October 6, 2025.

CBIZ was appointed following the receipt by the Company of the formal resignation of Smythe LLP ("Smythe" or "Former Auditor") effective September 25, 2025. The Audit Committee of the Board of Directors (the "Audit Committee") accepted the resignation of Smythe as the Company's independent registered public accounting firm due to a change in Smythe's policies.

The Board of Directors of the Company, on the recommendation of the Audit Committee after reviewing multiple accounting firm proposals, selected CBIZ as the new auditor until the next Annual General Meeting of the Company.

"CBIZ is ranked among the top 10 public accounting firms in the United States.  Their worldwide coverage will be a great asset in Kelso's next phase of growth, and we look forward to working with them," said Mark Temen, independent director and Audit Committee Chair.

The Company has sent a Notice of Change of Auditor (the "Notice") to the Former Auditor and to the Successor Auditor and has received a letter from each, addressed to the securities commissions in each of British Columbia, Alberta and Ontario stating that they agree with the information contained in the Notice. The Notice and letters have been reviewed by the Company's Board of Directors.

The Notice, together with the letters from the Former Auditor and the Successor Auditor are available on SEDAR+ in Canada and on EDGAR in the United States.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and other transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR+ in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch

President & Chief Executive Officer

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include the summary description of the Company's business. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors including economic uncertainties and events which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch	Sameer Uplenchwar	Head office:
President & Chief Executive Officer	Chief Financial Officer	305 - 1979 Old Okanagan Hwy,
Email: investor@kelsotech.com	Email: investor@kelsotech.com	West Kelowna, BC V4T 3A4
www.kelsotech.com

2025-10-07 Kelso Change of Auditor	2